APPENDIX A
to OPERATING SERVICES AGREEMENT
As Amended 12/4/15

Separate Series of Hatteras Alternative Mutual Funds Trust

	Annual Fee Rate (as a % of average daily net assets)
Fund	Class A	Class C	Institutional Class	Class H	No Load
Hatteras Alpha Hedged Strategies Fund	1.59%	1.59%	0.84%	—	1.59%
Hatteras Alternative Multi-Manager Fund	0.99%	0.99%	0.74%	—	—
Hatteras Long / Short Debt Fund	0.84%	0.84%	0.59%	—	—
Hatteras Long / Short Equity Fund	0.84%	—	0.59%	—	—
Hatteras Managed Future Fund	0.84%	—	0.59%	—	—
Hatteras Market Neutral Fund	0.99%	0.99%	0.74%	0.25%	—
Hatteras Event Driven Fund	—	—	—	0.25%	—

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

By: /s/ R. Lance Baker
Name: R. Lance Baker
Title: Treasurer

HATTERAS FUNDS, LLC

By: /s/ R. Lance Baker
Name: R. Lance Baker
Title: Chief Financial Officer